                                                                FILE NO. 70-8891

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  --------------------------------------------



               AMENDMENT NO. 2 TO FORM U-1 APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

          IES Industries Inc.            Interstate Power Company            WPL Holdings, Inc.
          200 First Street S.E.            1000 Main Street              222 West Washington Avenue
          Cedar Rapids, Iowa 52401        Dubuque, Iowa 52004            Madison, Wisconsin 53703



                  --------------------------------------------


                         (Name of companies filing this
                       statement and address of principal
                                executive office)

                                      None

                  --------------------------------------------


 (Name of top registered holding company, parent of each applicant or declarant)

Lee Liu                                  Michael R. Chase                         Erroll B. Davis, Jr.
Chairman of the Board, President         President                                President and
 & Chief Executive Officer               Interstate Power Company                   Chief Executive Officer
IES Industries Inc.                      1000 Main Street                         WPL Holdings, Inc.
200 First Street S.E.                    Dubuque, Iowa  52004-0769                222 West Washington Avenue
Cedar Rapids, Iowa  52401                                                         Madison, Wisconsin  53703-0192


                   (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:


Barbara J. Swan, Esq.                    Stephen W. Southwick, Esq.              Kent Ragsdale, Esq.
Vice President and General Counsel       Vice President, General Counsel         Staff Counsel
Wisconsin Power and Light Company         and Secretary                          Interstate Power Company
222 West Washington Avenue               IES Industries Inc.                     1000 Main Street
Madison, Wisconsin 53703-0192            200 First Street S.E.                   P.O. Box 769
                                         Cedar Rapids, Iowa 52401                Dubuque, Iowa 52004-0769


                              M. Douglas Dunn, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                  The Applicants hereby amend and supplement their Application/Declaration on Form U-1 in File No. 70-8891 (the "Application") as follows:

                  1. Electric Integration-- Interconnection. Item 1.B.3 and Item 3.A.2.b.ii.I of the Application are supplemented by adding thereto the following:

                  IEC will be an integrated electric system within the meaning of Section 2(a)(29)(A) of the Act. IEC will be operated as a single system, economically dispatched pursuant to the Coordination Agreement. Utilities and IPC ("IEC West") are presently directly interconnected(1) and WP&L and South Beloit ("IEC East") are presently directly interconnected.(2) IEC West and IEC East are presently interconnected through firm contractual wheeling arrangements with third parties(3) and through MAPP.(4) Additionally, IEC intends to build two tie-lines (aggregating 250 MW of transfer capability) between IEC West and IEC East.(5) In the Federal Energy Regulatory Commission Initial Decision on Rate and Merger Issues (Issued July 3, 1997) (the "Initial FERC Decision"), the Administrative Law Judge, however, ordered the Applicants to delay construction of the tie-lines between IEC West and IEC East until the Applicants have constructed 400 MW of additional simultaneous import capability into the Wisconsin Upper Michigan System ("WUMS"). IES Utilities et al, 80 F.E.R.C. Paragraph 63,001, 21 (1997).

                  On November 12, 1997, the Federal Energy Regulatory Commission (the "FERC") issued its decision on the merger. IES Utilities, Inc. et al., Opinion No. 419, 81 FERC Paragraph 61, ___ (1997) ("Opinion No. 419"). In Opinion No. 419, the FERC accepted a competition stipulation that had been negotiated by the Applicants and the FERC trial staff,



--------

(1) Utilities and IPC are already directly physically interconnected through numerous transmission lines that they own, including three 161 KV lines and the East 345 KV Line which runs from Minneapolis/St. Paul to St. Louis in which Utilities and IPC participate along with other neighboring utilities.

(2) WP&L and South Beloit are already directly physically interconnected by two 69 KV transmission lines.

(3) The Applicants have entered into a firm contract for the transmission of up to 200 MW of power with ComEd and DPC for a three year period that commenced on October 1, 1997.

(4) WP&L, Utilities and IPC are members of the MAPP Regional Transmission Committee ("RTC") and the MAPP Power and Energy Marketing Committee ("PEM"). Membership in the RTC joins the transmission resources of all three Applicants to the MAPP transmission pool and permits participation in the MAPP transmission pool by the Applicants through the use of MAPP Schedule F. Membership in PEM allows the Applicants to engage in capacity and energy transactions using MAPP Schedule K.

(5) The transmission lines proposed to be constructed include a 69 KV tie-line between Prairie du Chien, Wisconsin and MacGregor, Iowa and a 161 KV line connecting WP&L's Nelson Dewey generating plant on the east side of the Mississippi River to IPC's Turkey River substation on the west side of the Mississippi River.



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
as modified to include an extra condition imposed by the presiding Administrative Law Judge. The competitive stipulation, as modified, generally addresses the Applicants' use of firm transmission service purchased from ComEd and DPC in order to achieve joint dispatch; Applicants' proposal to construct two additional transmission lines between IEC West and IEC East at a future time; Applicants' proposal to make eight specified transmission improvements to increase transfer capability into WUMS; Applicants' obligation to purchase additional point-to-point transmission service if joint dispatch transfers between IEC West and IEC East exceed the contract path quantity; and alternative dispute resolution and additional efforts to increase transfer capability into WUMS if the specified measures are not fully successful.

                  The record developed in the FERC proceeding demonstrates that, at present, although IEC West and IEC East are interconnected through neighboring utilities, there are no high voltage connections directly between Iowa and WUMS. Initial FERC Decision at 30. Additionally, the transmission capability between Iowa and WUMS is limited. In short, power cannot go straight from Iowa to WUMS but must flow across the grid which is already constrained. As a result of physics, due to the nature of the way power flows across the grid and the engineering peculiarities of the Iowa-WUMS interface, the joint dispatch of the Applicants' generating facilities through use of their 200 MW of transmission rights(6) will result in the Applicants' using up much of the import capability into WUMS thereby during times of system constraint preventing competitors of the Applicants from selling power into WUMS.

                  The immediate construction of the tie-lines(7) will, for reasons of physics and engineering peculiar to the Iowa-WUMS interface, not alleviate the congestion at the constrained interface. Accordingly, the Initial Decision and Opinion No. 419 direct the Applicants to delay construction of their new tie-lines until the Applicants construct additional facilities to increase the overall transfer capability into WUMS. The construction of these additional facilities will reinforce the electrical interconnection between Iowa and WUMS. The requirements of the competitive stipulation adopted by Opinion No. 419 are only necessary because, as a factual, physics and engineering matter, the Applicants are currently interconnected and capable of integrated operation to the point where they must first provide transmission capacity for others before construction of the tie-lines.

                  The type and degree of physical interconnection described in the Initial FERC Decision is sufficient to establish interconnection under the Act for the purposes of Sections 2(a)(29)(A), 10(c)(2) and 11(b)(1). The Commission has found that proposals to contract for or to construct physical connections between utilities in a single system satisfy the interconnection requirement. See New England Electric System, 38 S.E.C. 193, 198-99 (1958) (engineering studies and testimony showing feasibility of direct interconnections among four small systems satisfied the requirements of the Act that utilities be "capable of physical interconnection"); Mississippi Valley Generating Co., 36 S.E.C. 159 (1955) (while complete direct physical interconnection between the companies involved did not currently

--------

(6) See footnote 3. Pursuant to the competitive stipulation, Applicants agreed to offer 50 MW of their transmission rights to WUMS loads on a first come, first served basis.

(7) See footnote 5.



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
exist, the Commission recognized that physical interconnection was possible through the construction of transmission lines).

               Additionally, the Commission has found that two utilities that are capable of sharing power through wheeling or power pool arrangements (as the Applicants will be forced to do upon consummation of the Transaction pending further construction of new transmission facilities) are physically interconnected or capable of physical interconnection. The fact that two facilities may be separated by other facilities that are not owned by the holding company does not change the fact that they are interconnected or capable of physical connection and of supplying power to one another as needed. City of New Orleans v. SEC, 969 F.2d 1163, 1165 (D.C. Cir. 1992).

               The Commission has also acknowledged that utilities can be interconnected through power pools or by means of contractual rights to use the lines of a third party. See Northeast Utilities, Holding Co. Act Release No. 25273 (Mar. 15, 1991); Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986); UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24,
1992). The Commission has recognized that a finding that wheeling and other forms of sharing power through reliability councils and proposed regional transmission groups also qualify as "interconnection" under section 2(a)(29)(A) of the Act appears to be a logical extension of prior Commission holdings. 1995 Report at 71.

               Moreover, even in the absence of the current interconnections, the wheeling contract and the common power pool membership, the Applicants' proposal to construct additional transmission facilities at the minimal estimated cost of $4,400,000 would satisfy the integration requirements of the Act. The Commission has indicated that a single integrated system exists based solely on a planned, future interconnection, provided that such physical interconnection is "contemplated or . . . possible within the reasonably near future" and not just something that "might occur in the remote future, and whose occurrence has not been foreshadowed by any facts shown in the record." In re North American Co. and Its Subsidiaries, Holding Co. Act Release No. 4505 (Apr. 15, 1942); In re Cities Service Power & Light Corp., Holding Co. Act Release No. 5256 (Aug. 30, 1944) (integration standard met where "Derby contemplates the construction of such interconnection facilities").

               2. Gas Integration-- Coordination. Item 1.B.4 and Item 3.A.2.b.ii.II of the Application are supplemented by adding thereto the following:

               IEC intends to operate the presently separate gas operations of the Applicants as a single centrally managed and coordinated integrated gas system within the meaning of Section 2(a)(29)(B) of the Act. Central to the coordinated operation of the gas system is the procurement of gas supplies. The gas companies share common sources of supply and receive gas transportation services from NNG, NGPL, ANR, Viking Natural Gas Pipeline and Northern Border Pipeline Company. Upon consummation of the Transaction, the gas procurement component of the gas operations of the Applicants will be centrally managed through Interstate Services.

               Generally, the general manager of Energy Portfolio Management for Interstate Energy will make decisions on the optimum configuration of the capacity and supply portfolios for the three utility companies which make up Interstate Energy. Response of Doug Mitchell to PSCW Staff Audit Request (April 10, 1997). Specifically, individuals within the Energy Portfolio Management department of Interstate Energy who perform gas capacity and supply procurement functions will be employees of Interstate Services. These individuals will be charged with procuring gas capacity and supply for each of the three utilities. There will not be any differentiation between individuals who buy gas for one utility versus individuals who buy gas for another utility. However, it is anticipated that there would continue to be the need to forecast requirements, procure gas and capacity in accordance with those requirements, and dispatch to meet those requirements by jurisdiction. Response of Doug Mitchell to PSCW Staff Audit Request (April 16, 1997). It is anticipated that the central management of the gas procurement function will, over time, improve efficiency and reduce overall costs as duplicative functions and excess reserved capacity are eliminated.

                  Additionally, as existing gas supply contracts between the individual utilities and their suppliers terminate in the ordinary course, it is expected that Interstate Services, rather than the separate utilities, will contract for future gas supplies. The greater economies of scale as a result of coordinated gas procurement are expected to generate further cost savings. It is also expected that, over time, the utilities will enter into a gas coordination agreement to detail how pipeline and gas supply costs attributable to the centralized procurement function are to be allocated between the utilities. PSCW
R. at 799. Any such gas coordination agreement would be subject to state commission approval. Id.

                  In sum, the coordinated gas operations of the gas properties of the Applicants will commence immediately through the centralization of management and day-to-day operating functions at Interstate Services. Full integration will be achieved over time as existing individual gas contracts are replaced with contracts covering the entire system.

                  3. Gas Retention-- New Precedent. Item 3.A.2.a.i of the Application is supplemented by adding thereto the following:

                  In recent months the Commission has been presented with several real, rather than hypothetical, opportunities to assess the recommendations of the Division made in the 1995 Report as to the appropriateness of combination electric and gas companies under the Act as several companies seeking to implement convergence mergers have filed applications with the Commission. At the same time, merger opponents have sought to persuade the Commission that the Commission should not implement the Division's recommendations.

                  In July and August of 1997, the Commission approved three convergence mergers clarifying that the Act does not prohibit combination electric and gas companies of the type sought to be created in the instant situation.(8) In the words of the Commission, the

--------

(8) See New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1,
    1997) (New Century Energies Inc., a registered holding company, is the result of the combination of Public Service Company of Colorado and Southwestern Public Service Company.); TUC Holding Company, Holding Co. Act Release No. 26749 (Aug. 1, 1997) (TUC Holding Company, an exempt holding company, is the result of the combination of Texas Utilities Company and ENSERCH Corporation.); and Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997) (Houston Industries Incorporated, an exempt holding

                                                                  (continued...)

Act "does not prohibit ownership of combination gas and electric systems." New Century Energies, Inc., Holding Co. Act Release No. 26748 at 27.

                  The Commission's actions in approving three new convergence transactions upon a showing of loss of economies are consistent with the recommendations set forth in the 1995 Report. In approving the formation of New Century Energies as a combination gas and electric registered holding company, the Commission stated:

                  The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and has analyzed proposed transactions in light of these changed circumstances... The gas and electric industries are converging, and, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs.

New Century Energies, Inc., Holding Co. Act Release No. 26748 at 30-31.

                  Most importantly, the Commission distanced itself from the earlier more restrictive precedent of the decision in New England Electric System, 41 S.E.C. 888 (1964) ("NEES") stating:

                  In the 1960s, when the NEES case was decided, utilities were primarily franchised monopolies with captive ratepayers, and competition between suppliers of gas and electricity, however limited, was virtually the only source of customer choice and was thus deemed beneficial to energy consumers. The fact that other gas utilities of comparable size could operate successfully on an independent basis was evidence that a gas system could also operate on its own, a desirable result, without a substantial loss of economies. The empirical basis for these assumptions, however, is rapidly eroding. Although franchised monopolies are still the rule, competition is increasing. Increased expenses of separate operation may no longer be offset, as they were in New England Electric System by a gain of qualitative competitive benefits, but rather may be compounded by a loss of such benefits...

New Century Energies, Inc., Holding Co. Act Release No. 26748 at 32.

                  The logic of the New Century Energies decision is equally compelling in the instant situation. It is the intention of the Applicants that the separate gas properties of the Applicants be integrated and operated as a single economic system in conjunction with Applicants' electric system in order to better provide competitive comprehensive energy services to Applicants' customers. Because today the properties are operated as separate entities and
Section 11(b)(1)(A), (B) and (C) appear to require an analysis of "[e]ach such additional system," the original loss-of-economies analysis looked at divestiture as three


---------------------

(8) (...continued)
    company, is the result of the combination of Houston Industries Incorporated and NorAm Energy Corp.)

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separate gas systems, preserving their present status of being independent from one another, which produced annual lost economies that are estimated to be $34.3 million per annum. If the gas integration and coordination plan discussed above was in effect and these properties were to be divested as a single multistate gas utility company, annual lost economies are still estimated to be $27.4 million per annum.

                  In either case, the lost economies are substantial in an industry in which there are already many companies competing with Applicants for the provision of comprehensive energy services in Applicants' service territory and, where there is not yet competition, lost economies may well result in increased retail rates. Competition between energy suppliers can only benefit consumers. Increasingly, the competitors are themselves suppliers of comprehensive energy services just like New Century Energies, Inc., TUC Holding Company and Houston Industries Incorporated.

                  4. Retention of Non-Utility Businesses. Item 1.B.5 and Item 3.A.2.a.ii of the Application are supplemented by adding thereto the information contained in Exhibit M-3 hereto which is hereby herein incorporated by reference. For the reasons stated therein, Applicants request that each of the businesses be retained based on the prior Commission precedent discussed in Exhibit M-3.

                  5. Other Regulatory Approvals. Item 1.A and Item 4 of the Application are supplemented by adding thereto the following:

                  A. Antitrust. The Applicants fully satisfied the requirements under the HSR Act on July 7, 1996. However, because the Applicants did not consummate the Transaction within one year of that date, the Applicants were obliged to re-notify the DOJ and FTC of the proposed Transaction. The Applicants resubmitted the necessary filings under the HSR Act on September 3, 1997. The HSR Act imposes a 30-day waiting period for the consummation of each merger comprising the Transaction subject to the HSR Act's prenotification requirement. The Applicants, however, requested and were granted early termination of that waiting period by the FTC on September 12, 1997.

                  B. Federal Power Act. The Administrative Law Judge presiding over the FERC proceeding issued his Initial Decision on Rate and Merger Issues in Docket Nos. EC96-13-000, ER96-1236-000 and ER96-2560-000 approving the
Transaction, subject to conditions, on July 3, 1997. The Initial FERC Decision was subject to FERC review; the subsequent FERC order, Opinion No. 419, approving the transaction, was issued on November 12, 1997.

                  C. Atomic Energy Act. The NRC approved the Transaction relative to the Duane Arnold Energy Center on August 28, 1997. Pursuant to the Order, parties had until October 6, 1997 to request a hearing on the Order; no such hearing was requested.

                  D. State Public Utility Regulation. The MPUC approved the Transaction in Minnesota Public Utilities Commission Opinion and Order at Docket No. E, 6-100/PA-96- 184 (March 24, 1997). The ICC approved the Transaction in Illinois Commerce Commission Opinion and Order in Matter No. 96-0122 (May 7,
1997) (filed as Exhibits O-3- (a) and O-4-(a)). The IUB approved the Transaction at Docket No. SPU-96-6 on September 26, 1997 (filed as Exhibit 0-5-(a)). The PSCW, in an Order relating to Docket No. 6680-

UM-100, effective November 6, 1997, approved the merger subject to conditions (filed as Exhibit 0-6-(a)).

                  Pursuant to the Applicants' agreement with the PSCW and in response to the PSCW Order effective November 6, 1997, the Applicants hereby request that the Commission include in any order approving IEC as a registered holding company:

                  Approval of the Application in no way precludes the Public Service Commission of Wisconsin, the Iowa Utilities Board, the Minnesota Utility Commission, the Illinois Commerce Commission or any other state regulatory authority from scrutinizing and disallowing the pass through of costs and rates for services rendered to customers of the client companies. It is the SEC's intention that each state commission having jurisdiction over a client company will retain the right to review and disallow cost of services provided to a client company by Interstate Services, Inc., that may be subject to recovery in rates.

                  6. Interstate Services, Inc. Item 1.B.1.a.iii. is amended to read that Interstate Services will be incorporated in the State of Iowa as a subsidiary of WPLH to serve as the service company for the Interstate Energy system after consummation of the Transaction. Item 3.C. is amended to read, by inserting the following paragraph immediately after the first paragraph of the section:

                  The Service Agreements give the system companies the explicit right, at their sole discretion, to discontinue taking services from Interstate Services under any circumstances where a company other than Interstate Services can provide fully comparable quality services at a price that is lower than the price charged by Interstate Services. Also, prior to filing any amendments to a Service Agreement with the Commission, the parties to the Service Agreement must file with the applicable state regulatory commissions, pursuant to law or stipulation, a copy of such amendments. Under the Service Agreements, in the event that a state commission does not object to an amendment within thirty days of its filing with the state commission, the parties to the Service Agreement will consider the state commission to have acquiesced to the amendment.


                  7. Procedure and Timing. Item 5 of the Application is amended and restated to read as follows:

Item 5.  Procedure

                  The Commission is respectfully requested to enter an order not later than November 28, 1997 granting and permitting this Application/Declaration to become effective.

                  It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's



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decision. There should be no waiting period between the issuance of the
Commission's order and the date on which it is to become effective.



Item 6.    Exhibits

           Item 6 of the Application is supplemented by adding thereto the following:

           Exhibit K-3           Order of the Administrative Law Judge at the
                                 Federal Energy Regulatory Commission

           Exhibit M-3           Discussion of Retention of Non-Utility Business

           Exhibit N-3           Order of the Federal Energy Regulatory
                                 Commission

           Exhibit O-3-(a)       Order of the Minnesota Public Utilities
                                 Commission

           Exhibit O-4-(a)       Order of the Illinois Commerce Commission

           Exhibit 0-5-(a)       Order of the Iowa Utilities Board

           Exhibit 0-6-(a)       Order of the Public Service Commission of
                                 Wisconsin

           In accordance with Rule 202 of Regulation S-T, these Exhibits were filed with the Commission in paper pursuant to a Continuing hardship exemption.



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                                   SIGNATURES

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 13, 1997




                             WPL HOLDINGS, INC.


                             By: /s/ Erroll B. Davis, Jr.
                                 ----------------------------------
                                     Erroll B. Davis, Jr.
                                     President and Chief Executive
                                     Officer


                             IES INDUSTRIES INC.


                             By: /s/ Lee Liu
                                 ----------------------------------
                                     Lee Liu
                                     Chairman of the Board, President
                                     and Chief Executive Officer


                             INTERSTATE POWER COMPANY


                             By: /s/ Michael R. Chase
                                 -----------------------------------
                                     Michael R. Chase
                                     President





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